UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of **January 2007**

Commission File Number: **0-51212**

Jet*Gold* corp.

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

<u>Exhibit No.</u> <u>Document</u>

1	News Release dated January 11, 2007
2	News Release dated January 19, 2007
5.	News Release dated January 25, 2007
4.	Material Change Report dated January 25, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Jet Gold Corp.

Date: January 31, 2007

Signed: *Robert L. Card*

Name: **Robert L. Card,**
Title: **President**

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD REPORTS POSITIVE RESULTS AT FUNK #2

January 11, 2007 - Jet Gold Corp. (TSXV:JAU) is pleased to report that operator, Horizon Industries Ltd. (TSXV:HRZ) ("Horizon"), reported that its drilling, logging and core sampling of the Funk #2 well in Goliad County, Texas are now complete. Four and one-half (4.5) inch production casing was set to a depth of 6,050 feet.

The well was drilled to a total depth of 6,060 feet on Thursday morning, January 4, 2007. Electric logging was delayed until mid day Friday, January 5th, while the well was conditioned with heavier mud to control over pressure from the geo-pressured formation (4,200 psi bottom hole pressure) and to circulate out gas flowing into the well bore. A mud weight of 13.4 lbs was required to stabilize the well.

The well was logged using a High Definition Induction tool with a compensated neutron and density log. Interpretation of the logs and side wall cores by R. W. Dirks Petroleum Engineer, Inc. shows four significant potential producing zones and two additional zones of interest for later exploration.

The target zone, (the Yegua Formation), was intersected from a depth of 5,580 ft to 5,680 ft with gross pay of 102 feet of laminated sands. The side wall cores and logs show the development of significant porosity (28% to 30%) and permeability (500 md) at intervals throughout the zone. Side wall cores contained condensate with associated gas, and in one interval 34 to 37 degree API gravity oil. The logs and cores are analogous to the nearby Vrazel #1 well located 1.6 miles to the northeast in the Perdido Creek Field. This well produced from a similar Yegua zone over an interval of approximately 45 feet covering 35 acres. The Vrazel #1 had cumulative production of 1.7 BCF and 28,000 bbl of condensate with average monthly production rates as high as 2,700 mcf per day plus 72 bbl of condensate. The Yegua structure at the Funk #2 well is approximately 102 ft over 50 acres.

The secondary zone occurs in the Cook Mountain Formation at a depth of 5,820 ft -- 5,840 ft and shows total pay over 12 ft. The cores show permeability from 200 -- 400 millidarcies and porosity ranging up to 29%. The side wall cores in this zone contain condensate together with associated gas.

Two further well developed gas sands appear in the Frio Formation having net pay of approximately 22 ft and 8 ft respectively. These zones occur between 3,121 ft -- 3,129 ft and 3,210 ft - 3,278 ft. Side wall cores indicate gas as the probable production with permeabilities ranging from 150 -- 500 millidarcies and porosities of up to 42%.

Subject to weather and service rig availability, it is anticipated that the well will be perforated and flow tested within the next 10 days.

There are six additional prospective well locations at the Funk prospect and Horizon plans to drill up to four additional wells at Funk over the balance of the winter and through the spring.

Jet Gold has a 5.0% working interest in the Funk Prospect.

Funk Prospect

The Funk Prospect is located in the G. Barrera survey A-2 in Goliad County and comprises approximately 500 acres. The Funk Prospect is situated in the prolific Middle Yegua gas trend, a formation that has produced gas and condensate in the nearby Maetze Yegua, Perdido Creek and Jobar fields. The Funk prospect currently has two producing wells, the Funk #1 and #3 wells.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card
                         Jet Gold Corp.
                         604-687-7828, 1-888-687-7828
                         jetgoldcorp@shaw.ca
                         www.jetgoldcorp.com

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS
FOR IMMEDIATE RELEASE

STRONG INITIAL FLOW RESULTS AT FUNK #2 –
TIE IN TO SALES PROCEEDING

January 19, 2007 - Jet Gold Corp (TSXV:JAU) and the operator, **Horizon Industries Ltd.** (TSXV:HRZ), are pleased to announce it has perforated and tested the first of four pay zones in the Funk #2 well in Goliad County, Texas.

Log results reported in the Company's news release dated January 11, 2007 showed four highly prospective pay zones in the well; two upper zones between 3,121 feet to 3,278 feet; the primary pay zone in the Yegua formation from 5,580 feet to 5,680 feet; and a secondary pay zone in the Cook Mountain formation from 5,820 feet to 5,840 feet.

The well was perforated on January 18, 2007 in its lowermost, secondary pay zone over six feet from 5,823 ft. to 5,829 ft. The well flowed natural gas at the rate of 925 mcf per day on an 8/64ths choke with flow tubing pressure of 2,650 psi. A four point flow test is scheduled for today and tie in to sales is scheduled for completion by on or about Friday, January 26, 2007. Plans are to produce from this zone until depleted, after which time work will commence to test and produce from the primary pay zone located further up hole in the Yegua formation where the bulk of production is expected from this well.

There are six additional prospective well locations at the Funk prospect, with further plans to drill up to four additional wells at Funk over the balance of the winter and through the spring.

The planned farm out program has been has completed and Jet Gold currently hold a 5.0% interest in the Funk Prospect.

Funk Prospect
The Funk Prospect is located in the G. Barrera survey A-2 in Goliad County and comprises approximately 500 acres. The Funk Prospect is situated in the prolific Middle Yegua gas trend, a formation that has produced gas and condensate in the nearby Maetze Yegua, Perdido Creek and Jobar fields. The Funk prospect currently has two producing wells, the Funk #1 and #3 wells.

ON BEHALF OF THE BOARD OF DIRECTORS
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

No Canadian stock exchange has approved or disapproved the contents of this release

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Jet Gold Corp

Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3
Telephone (604) 687-7828
Facsimile (604) 687-7848
jetgoldcorp@shaw.ca
www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD SIGNS DIAMOND DRILL CONTRACT, APPOINTS CO-ORDINATOR

January 25, 2007 - Jet Gold Corp., TSXV.JAU, (the "Company") reports that it has negotiated a diamond drilling contract with Driftwood Diamond Drilling Ltd. ("Driftwood"), of Smithers, B.C. for drilling of the Naskeena Coal Project. Driftwood has extensive experience in North Western British Columbia to projects in the Andes of South America, Southeast Asia and the Caribbean.   Through the use of support equipment, Driftwood has the ability to build pads, roads, camps and other projects necessary for the efficient completion of a project. The contract calls for drilling with NQ and BQ cores over the Company's 4500 hectare Naskeena Coal Project located 27 miles north of Terrace, B.C. and just over 100 miles from the Prince Rupert, Ridley Island ocean shipping coal terminal. The goal of the drilling is to verify an inferred resource of 200 million tons of high grade smokeless thermal coal reported by G.F. Monckton in his 1913 report. Drilling is scheduled to start in late February or early March, depending on local weather conditions.

Coincident with the signing of this contract, the Company is also pleased to report the appointment of Douglas McRae, RFT. as Project Coordinator.   Mr. McRae has 18 years of experience within multi discipline engineering environments, as well as, experience with the current regulatory environment in British Columbia. He has worked primarily in the forest industry with direct involvement as project coordinator on many projects. These projects have included strategic planning of resource extraction, resource valuation and mitigation of environmental impacts. Mr. McRae will coordinate the movement of personnel, equipment and supplies to the Naskeena Project. It is expected that the exploration and development will continue throughout the summer. As part of his duties, Mr. McRae will also establish an Environmental Management System (EMS) as part of Jet Gold's commitment to the responsible use and management of British Columbia's natural resources.

The Company has granted Mr. McRae an employee incentive stock option of 75,000 shares in accordance with the Company's Incentive Stock Option Plan.

On behalf of the Board of Directors
Jet Gold Corp

"Robert L. Card"

Robert L. Card
President

Investor Contact: Robert L. Card
                   604-687-7828 - 1-888-687-7828
                   jetgoldcorp@shaw.ca
                   www.jetgoldcorp.com

No Canadian stock exchange has approved or disapproved the contents of this release

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   NAME AND ADDRESS OF COMPANY

Jet Gold Corp.
(the "Company")
Suite 1102 - 475 Howe Street
Vancouver, BC   V6C 2B3

ITEM 2   DATE OF MATERIAL CHANGE

January 25, 2007

ITEM 3   PRESS RELEASE

Issued January 25, 2007

ITEM 4   SUMMARY OF MATERIAL CHANGE

1. The Company has negotiated a diamond drilling contract with Driftwood Diamond Drilling Ltd. for drilling of the Naskeena Coal Project.
2. Douglas McRae, RFT. has been appointed Project Coordinator.
3. Mr. McRae has been granted 75,000 employee incentive stock options.

ITEM 5   FULL DESCRIPTION OF MATERIAL CHANGE

The Company has negotiated a diamond drilling contract with Driftwood Diamond Drilling Ltd. ("Driftwood"), of Smithers, B.C. for drilling of the Naskeena Coal Project. Driftwood has extensive experience in North Western British Columbia to projects in the Andes of South America, Southeast Asia and the Caribbean. Through the use of support equipment, Driftwood has the ability to build pads, roads, camps and other projects necessary for the efficient completion of a project. The contract calls for drilling with NQ and BQ cores over the Company's 4500 hectare Naskeena Coal Project located 27 miles north of Terrace, B.C. and just over 100 miles from the Prince Rupert, Ridley Island ocean shipping coal terminal. The goal of the drilling is to verify an inferred resource of 200 million tons of high grade smokeless thermal coal reported by G.F. Monckton in his 1913 report. Drilling is scheduled to start in late February or early March, depending on local weather conditions.

Coincident with the signing of this contract, the Company is also pleased to report the appointment of Douglas McRae, RFT. as Project Coordinator. Mr. McRae has 18 years of experience within multi discipline engineering environments, as well as, experience with the current regulatory environment in British Columbia. He has worked primarily in the forest industry with direct involvement as project coordinator on many projects. These projects have included strategic planning of resource extraction, resource valuation and mitigation of environmental impacts. Mr. McRae will coordinate the movement of personnel, equipment and supplies to the Naskeena Project. It is expected that the exploration and development will continue throughout the summer. As part of his duties, Mr. McRae will also establish an

Environmental Management System (EMS) as part of Jet Gold's commitment to the responsible use and management of British Columbia's natural resources.

The Company has granted Mr. McRae an employee incentive stock option of 75,000 shares in accordance with the Company's Incentive Stock Option Plan.

ITEM 6   **RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102**

Not applicable

ITEM 7   **OMITTED INFORMATION**

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8   **EXECUTIVE OFFICER**

Contact: Robert L. Card
Telephone: (604) 687-7828

ITEM 9   **DATE OF REPORT**

January 25, 2007